UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: November 30, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Mecox Lane Limited Announces Third Quarter 2010 Results

SHANGHAI, November 29, 2010 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates China’s leading online platform for apparel and accessories as measured by revenues in 2009, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•	Net revenues increased 36.0% year-over-year to $55.3 million from $40.7 million in the year-ago period

•	Gross profit increased 23.8% year-over-year to $22.0 million from $17.8 million in the year-ago period[1]

•	Income from operations increased 410.2% year-over-year to $0.9 million from $0.2 million in the year-ago period

•	Net income increased 246.4% year-over-year to $0.8 million from $0.2 million in the year-ago period

•	Non-GAAP net income[2] increased 59.5% year-over-year to $1.6 million from $1.0 million in the year-ago period

“The B2C e-commerce business is entering a period of rapid growth and we believe Mecox Lane is well positioned to benefit from this trend,” said Mecox Lane’s Director and Chief Executive Officer Alfred Gu. “On the back of a successful IPO, we have seized the opportunity to capitalize on China’s growing e-commerce industry as well as the rise of consumption levels in China, as evidenced by our strong third quarter results. Going forward, we will continue to build up our leading market position by expanding our product offering, growing our customer base and enhancing our customer service platform to deliver an exceptional online shopping experience.”

[1]	Gross profit excludes depreciation and amortization expenses.
[2]

Non-GAAP net income excludes share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited - Consolidated Statement of Operations Information - Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Third Quarter 2010 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the third quarter of 2010 and the third quarter of 2009 as in the following paragraphs.

Total Net Revenues

Total net revenues were $55.3 million in the third quarter of 2010, an increase of 36.0% from $40.7 million in the third quarter of 2009. The increase in the Company’s net revenues was primarily due to an increase in net revenues from the online platform and to a lesser extent due to an increase in net revenues from franchised stores. This was partially offset by a decrease in net revenues from directly operated stores during the third quarter of 2010.

Online Platform

Net revenues from the online platform were $43.9 million in the third quarter of 2010, an increase of 53.1% from $28.7 million in the third quarter of 2009. The growth in net revenues was mainly due to a 70.2% increase in online orders, which resulted primarily from greater marketing activity during the third quarter of 2010.

Directly Operated Stores

Net revenues from directly operated stores were $6.5 million in the third quarter of 2010, a decrease of 22.3% from $8.4 million in the third quarter of 2009. The decrease was primarily due to a decline in the number of directly operated stores from an average of 162 stores in the third quarter of 2009 to an average of 143 stores in the third quarter of 2010. This was primarily due to 11 directly operated stores being converted into franchised stores during the third quarter of 2010.

Franchised Stores

Net revenues from franchised stores were $4.9 million in the third quarter of 2010, an increase of 35.9% from $3.6 million in the third quarter of 2009. The growth in net revenues was primarily due to an increase in the number of operating franchised stores from an average of 99 stores in the third quarter of 2009 to an average of 317 stores in the third quarter of 2010.

Cost of Goods Sold3

Cost of goods sold was $33.3 million in the third quarter of 2010, an increase of 45.5% from $22.9 million in the third quarter of 2009. The increase was primarily due to an increase in goods sold through the Company’s online platform, which was primarily driven by a rise in the number of online orders placed.

[3]	Cost of goods sold excludes depreciation and amortization expenses.

Gross Profit and Gross Margin

Gross profit was $22.0 million in the third quarter of 2010, an increase of 23.8% from $17.8 million in the third quarter of 2009. Gross margin was 39.7% in the third quarter of 2010, compared to 43.7% in the third quarter of 2009.

Operating Expenses

Total operating expenses were $21.1 million in the third quarter of 2010, an increase of 19.8% from $17.6 million in the third quarter of 2009.

Selling, general and administrative expenses were $20.1 million in the third quarter of 2010, an increase of 20.4% from $16.7 million in the third quarter of 2009. The increase was primarily due to an 11.6% increase in marketing and advertising expenses, and a 40.2% increase in compensation and benefit expenses.

Depreciation and amortization expenses were $1.1 million in the third quarter of 2010, an increase of 5.1% from $1.0 million in the third quarter of 2009.

Income from Operations and Operating Margin

Income from operations was $0.9 million in the third quarter of 2010, an increase of 410.2% from $0.2 million in the third quarter of 2009. Operating margin was 1.7% in the third quarter of 2010, compared to 0.4% in the third quarter of 2009.

Net Income and Earnings per ADS

Net income was $0.8 million in the third quarter of 2010, an increase of 246.4% from $0.2 million in the third quarter of 2009. Non-GAAP net income was $1.6 million in the third quarter of 2010, an increase of 59.5% from $1.0 million in the third quarter of 2009. Diluted earnings per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.013 in the third quarter of 2010. One ADS represents seven ordinary shares.

Cash

As of September 30, 2010, Mecox Lane had cash and cash equivalents totaling $21.9 million, compared to $18.8 million as of December 31, 2009.

Financial Outlook

The Company estimates for the fourth quarter of 2010, net revenues for the online platform segment to be in the range of $43.7 million to $46.2 million; net revenues for the directly operated stores segment to be in the range of $7.8 million to $8.2 million; and net revenues for the franchised stores segment to be in the range of $5.7 million to $6.0 million. This is the Company’s preliminary view and is subject to change.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8:00 p.m. Eastern Standard Time on November 29, 2010 (9:00 a.m. Beijing/Hong Kong Time on November 30, 2010) to discuss results and highlights from the quarter and answer questions.

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-242-1388
International:	+65-6722-6342
Hong Kong:	+852-2759-8661
Passcode:	26063678

Additionally, an archived web-cast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates China’s leading online platform for apparel and accessories as measured by revenues in 2009. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the Financial Outlook section and quotations from management in this press release, as well as Mecox Lane’s strategic and operational plans, contain forward-looking statements. Mecox Lane may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Mecox Lane’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract clients and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in Mecox Lane’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Mecox Lane undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income, which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Justin Knapp

Ogilvy Financial, Beijing

Tel: +86-10-8520-6556

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Consolidated Balance Sheet Information

	December 31, 2009	September 30, 2010
	$	$
ASSETS
Current assets:
Cash and cash equivalents	18,757,853	21,932,475
Short-term investments	7,322,363	—
Accounts receivable, net of allowances of $101,878 and $101,878 as of December 31, 2009 and September 30, 2010, respectively	1,925,924	1,657,189
Other receivables	4,118,038	4,991,008
Advances to suppliers and prepaid expenses	1,585,946	1,365,189
Merchandise inventories	19,237,919	29,790,678
Deferred tax assets—current portion	1,586,694	1,586,694

Total current assets	54,534,737	61,323,233
Property and equipment, net	6,661,692	8,330,182
Intangible asset, net	882,953	1,245,150
Deferred tax assets—long term portion	118,088	118,088
Other non-current assets	870,813	412,297

TOTAL ASSETS	63,068,283	71,428,950

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	19,533,202	24,098,441
Advances from customers	5,146,785	5,632,247
Amount due to related parties	175,741	9,933
Accrued expenses	7,779,932	5,485,925
Other current liabilities	3,200,162	4,545,523
Income tax payable	1,920,342	—

Total current liabilities	37,756,164	39,772,069

Mezzanine equity:
Convertible non-redeemable preference shares
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of December 31, 2009 and September 30, 2010; liquidation value $18,476,503)	18,476,503	18,476,503
Series C preference shares ($0.0001 par value; 1,450,000 shares authorized; 1,441,024 shares issued and outstanding as of December 31, 2009 and September 30, 2010; liquidation value $3,113,535)	3,113,535	3,113,535
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of December 31, 2009 and September 30, 2010; liquidation value $3,746,188)	3,764,188	3,764,188
Redeemable noncontrolling interests	25,000	25,000

Equity (deficit):
Ordinary shares ($0.0001 par value; 390,000,000 shares authorized, 209,230,993 shares issued and outstanding as of September 30, 2010)	20,923	20,923
Additional paid-in capital	29,116,169	31,584,020
Accumulated deficit	(30,654,082)	(27,329,471)
Accumulated other comprehensive income	1,349,883	1,902,183

Total Mecox Lane Limited equity	(167,107)	6,177,655
Noncontrolling interests	100,000	100,000

Total equity	(67,107)	6,277,655

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	63,068,283	71,428,950

Mecox Lane Limited

Consolidated Statement of Operations Information

	Three-month Periods Ended September 30
	2009	2010
	$	$
Net revenues:
Online platform	28,676,241	43,913,604
Directly operated stores	8,403,823	6,525,743
Franchised stores	3,603,914	4,896,132

Total net revenues	40,683,978	55,335,479

Cost of goods sold (excluding depreciation and amortization)
Online platform	17,520,008	27,294,746
Directly operated stores	3,362,850	2,834,811
Franchised stores	2,031,784	3,210,150

Total cost of goods sold (excluding depreciation and amortization)	22,914,642	33,339,707

Operating expenses:
Selling, general and administrative expenses	16,710,391	20,122,843
Depreciation and amortization	1,019,868	1,072,001
Other income, net	(140,471)	(115,211)

Total operating expenses	17,589,788	21,079,633

Income from operations	179,548	916,139
Interest income	111,862	58,683

Income before income taxes	291,410	974,822
Income tax expense	61,193	177,418

Net income	230,217	797,404

Earnings per ordinary share:
Basic	0.001	0.002
Diluted	0.001	0.002
Earnings per ADS
Basic	0.005	0.017
Diluted	0.005	0.013
Weighted average ordinary shares used in per share calculation
Basic	205,381,732	205,381,732
Diluted	340,357,826	383,594,914

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net income (1)	1,015,504	1,620,021

Note (1) We define non-GAAP net income, a non-GAAP financial measure, as net income excluding share-based compensation expenses. We review non-GAAP net income together with net income to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income has material limitations as an analytical tool. One of the limitations of using non-GAAP net income is that it does not include all items that impact our net income for the period. In addition, because non-GAAP net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income, a non-GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended September 30
	2009	2010
	$	$
Net income	230,217	797,404
Add back: Share-based compensation expenses	785,287	822,617

Non-GAAP net income	1,015,504	1,620,021